SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                            College Partnership, Inc.
                                (NAME OF ISSUER)

                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)


                                   194375 10 1
                                 (CUSIP NUMBER)


                      333 South Allison Parkway, Suite 100
                               Lakewood, CO 80226
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICE AND COMMUNICATIONS)


                                January 19, 2005
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194375 10 1



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Janice A. Jones

2. CHECK THE APPROPRIATE BOX IF A GROUP*
   (a)
   (b)
   INAPPLICABLE


3. SEC USE ONLY


4. SOURCES OF FUNDS

              PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
              Colorado, USA

NUMBER OF SHARES
BENEFICIALLY           7.      SOLE VOTING POWER             2,494,139
OWNED BY               8.      SHARED VOTING POWER           11,762,855*
EACH REPORTING         9.      SOLE DISPOSITIVE POWER        2,494,139
PERSON WITH            10.     SHARED DISPOSITIVE POWER      11,762,855*

*Include shares owned by Kingsley Capital, Inc. and J View, III which either reporter or spouse is majority owner.


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              14,606,032


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    - Not Applicable


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     42.9%


14. TYPE OF REPORTING PERSON*

    IN

ITEM 1  SECURITY AND ISSUER

     Title of Class of Securities

     Common stock $.001 par value per share (the "Shares")

     Name and Address of Issuer

                       College Partnership, Inc.
                       333 South Allison Parkway, Suite 100
                       Lakewood, CO 80226

ITEM 2  IDENTITY AND BACKGROUND

     (a) Janice A. Jones

     (b) 333 South Allison Parkway, Suite 100 Lakewood, CO 80226

     (c) Executive Vice President, College Partnership, Inc.
         333 South Allison Parkway, Suite 100
         Lakewood, CO 80226

     (d) - (e) During the last five years, neither the Manager nor any of its principals, nor any family members of principals of the Manager who own, directly or beneficially, shares of the Issuer, to the best of its, his or her knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Colorado, USA

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

PF

ITEM 4 PURPOSE OF TRANSACTION

Reporting Person acquired its shares for investment puposes. Depending on Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Common Stock through one or more sales pursuant to public or private offerings or otherwise. In such event, Reporting Person may determine to retain some portion of the Common Stock as an investment.

Although he has no current plans to do so, the Reporting Person may also engage in:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;
(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(3) a sale or transfer of a material amount of assets of the Issuer;
(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(5) any material change in the present capitalization or dividend policy of the Issuer;
(6) any other material change in the Issuer's business or corporate structure;
(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(9) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or
(10) any action similar to those enumerated above.


Item 5. Interest in Securities of the Issuer.

(a) Reporting Person is the direct and beneficial owner of 14,606,032 shares of the Company's Common Stock, representing 42.9% of the issued and outstanding shares of the Company's Common Stock, based on 34,007,061 issued and outstanding shares.
(b) Reporting Person has the sole power to vote and the sole power to dispose of 2,494,139shares of the Company's Common Stock held solely by it.
(c) Filer has recently obtain shares that have been reported on a Form 4 with the SEC.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contracts, Arrangements, Understandings or Relationships With the
        Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

N/A.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 25, 2005                             /s/ Janice A. Jones
                                             -------------------
                                             Janice A. Jones